Craft Capital Management LLC

377 Oak St. Lower Concourse

Garden City, NY 11530

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ACCO GROUP HOLDINGS LIMITED (the “Company”)
Registration Statement on Form F-1, as amended
File No. 333-288756 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Craft Capital Management LLC, as the representative of several underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on September 30, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus dated August 22, 2025, to underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statement.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Craft Capital Management LLC

/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer